RANGER FUNDS INVESTMENT TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

RG Alts, LP

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”), by and between RANGER FUNDS INVESTMENT TRUST, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed in Appendix A (the “Fund”), and RG Alts, LP (the “Adviser”), is effective with respect to the Fund as of the date set forth below on Appendix A.

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of a Management Agreement between the Trust and the Adviser dated as of June 27, 2019 (the “Management Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as defined below) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises made in this Agreement, the parties mutually agree as follows:

1.

Limit on Operating Expenses. The Adviser agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (each an “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.

Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Management Agreement, but does not include any Rule 12b-1 distribution and/or shareholder servicing fees, front-end or contingent deferred loads, brokerage fees and commissions, expenses associated with taking investment positions, derivative or swap related expenses, acquired fund fees and expenses, borrowing costs (including interest and dividend expense on securities sold short), taxes or extraordinary expenses such as litigation.

3.

Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three-year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A and subject to the approval by the Board of Trustees.

4.

Term. This Agreement shall become effective on the date first above written and shall remain in effect with respect to a Fund for at least one year from the effective date of the Fund, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5.

Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the applicable Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Management Agreement for the Fund is terminated, with such termination effective upon the effective date of the Management Agreement’s termination for the Fund.

6.

Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.

Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

RANGER FUNDS INVESTMENT TRUST

on behalf of the Fund listed in Appendix A

/s/ K. Scott Canon

K. Scott Canon

President

RG ALTS, LP

/s/ Nim Hacker

Nim Hacker

Authorized Signatory

Appendix A

Fund	Operating Expense Limit	Effective Date	Termination Date
RG Aurum+ Fund (formerly the RG Tactical Market Neutral Fund)	1.99%	June 27, 2019	November 30, 2021